October 30, 2006

Via EDGAR Paul Cline Senior Accountant United States Securities and Exchange Commission Washington, D.C. 20549

Re:	National Rural Utilities Cooperative Finance Corporation Form 10-K for Fiscal Year Ended May 31, 2005 Forms 10-Q for Fiscal Quarters Ended August 31, 2005, November 30, 2005 Filed January 19, 2006

File No. 001-07102

Dear Mr. Cline:

This letter responds to your comment letter dated October 12, 2006 in connection with the above-referenced filings, as amended to date. In preparing this response, we have repeated each comment, and included the National Rural Utilities Cooperative Finance Corporation (CFC) response below the comment.

Consolidated Financial Statements, page 43

Consolidated and Combined Statement of Operations, page 50

1. We have reviewed your proposed revisions to your statement of operations provided in your previous response. Your proposed income statement format does not appear to comply with the format set forth in Article 9-04 of Regulation S-X for the following reasons:

a. Article 9 requires the presentation of the components of interest income as well as interest expense on either the face of the financial statements, or in the notes. We note your proposed note disclosure of the components of interest income included in your response. In addition to the items set forth therein, please disclose the components of your actual interest income line item, as well as the components of your interest expense.

CFC Response: We will revise our footnote and MD&A disclosure with regard to interest income and interest expense to disclose the various components of interest income and interest expense as follows. We will provide a breakout of interest income by (1) long-term fixed rate loans, (2) long-term variable rate loans and (3) short-term loans. We will provide a breakout of interest expense by (1) commercial paper and BID notes, (2) medium-term notes, (3) collateral trust bonds, (4) subordinated deferrable debt, (5) subordinated certificates and (6) long-term private placement debt. Please see Exhibit

B for the new interest income and interest expense charts that will be included in our financial statement footnotes and our MD&A.

b. We note that you include recovery of guarantee fees in your provision for loan losses. Per review of your discussion of the guarantees you issue in Management's Discussion and Analysis included in your 2006 Form 10-K, these guarantees appear to function in a similar manner to loan commitments. Therefore, it is inappropriate to present your provision for guarantees as a part of the provision for loan losses since that reserve relates to financial assets already recorded in your balance sheet. Additionally, it should not be included in your measurement of net interest income after the provision for loan losses. Refer to paragraph .08(d) of SOP 01-6.

CFC Response: We will move the provision for / recovery of guarantee losses to the non-interest expense section of the income statement in our Form 10-K and Form 10-Q filings beginning with our Form 10-Q for the period ended November 30, 2006. Please see Exhibit A for the proposed format of the income statement.

c. Non-interest income and expense should be presented in separate sections within your income statement, with subtotals for each section.

CFC Response: We will add non-interest income and non-interest expense sections to our income statement in the Form 10-K and Form 10-Q filings beginning with the Form 10-Q for the period ended November 30, 2006. Please see Exhibit A for the proposed format of the income statement.

d. The components of your general and administrative expense should be separately disclosed within your non-interest expense section, to include salaries, occupancy expense, etc.

CFC Response: We will provide a breakout of the general and administrative expenses on the face of the income statement in our Form 10-K and Form 10-Q filings, beginning with our Form 10-Q for the period ended November 30, 2006. We will provide the breakout based on the criteria established in Article 9 of Regulation S-X, which requires separate presentation for all items that exceed 1% of the total of interest income and non-interest income. We currently only have one category of expenses that exceeds 1% of the total of interest income and non-interest income: salary and benefits expense. Please see Exhibit A for the proposed format of the income statement.

e. You present derivative gain (loss) and foreign currency adjustments separately within your income statement and you present the gain on sale of building and land separately within your income statement. Both of these items should be included within non-interest income or non-interest expense as appropriate. If you would like to present additional information regarding these line items, please consider the use of subtotals within each section or an additional footnote disclosure.

CFC Response: We will move the derivative cash settlements line item to the non-interest income section, as it has always been an item of income. With regard to the derivative forward value and foreign currency adjustment line items, both are subject to significant volatility from period to period. We will move the derivative forward value line item to the non-interest expense section, as we currently expect that the derivative forward value in total to be an expense item through the maturity of all current derivatives. We will move the foreign currency adjustment line to the non-interest expense section, as it has been an expense most often in the past and it is very difficult to predict the currency movements going forward. With respect to both of these items there will be periods in which they are positive (income) rather than negative (expense). It is our intent to present both of these items as a component of non-interest expense in all periods, rather than moving them back and forth between non-interest income and non-interest expense. We will also move the gain on the sale of the building and land to the non-interest income section. We will make these changes to the income statement in our Form 10-K and Form 10-Q filings, beginning with the Form 10-Q for the period ended November 30, 2006. Please see Exhibit A for the proposed format of the income statement.

f. You report interest income from securities as a component of interest income. Please revise your income statement to present your net gains and losses on the sale of these items as a separate line item within non-interest income, if applicable.

CFC Response: We only invest in debt securities with short maturities, typically overnight investments, and thus do not have gains and losses on the sale of such investments. The investment income we report in our interest income footnote is comprised only of interest on the short-term investment in debt securities. We will change the title of that line item to interest on investments in our interest income footnote included in our Form 10-K and Form 10-Q filings, beginning with the Form 10-Q for the period ended November 30, 2006. Please see Exhibit B for the proposed format of the interest income footnote.

g. You are presenting a net margin loss in your income statement, and you have labeled the components of your interest income as operating income in your proposed note disclosure. The use of these terms implies the continuing use of an Article 5 style presentation. However, your net income is the measure that should be reported in accordance with Article 9. Please revise to label net margin as net income and your operating income as interest and fees on loans.

CFC Response: We will change the title of the net margin line to net income on the income statement in Form 10-K and Form 10-Q filings, beginning with the Form 10-Q for the period ended November 30, 2006. We have discontinued the use of the term operating income in our financial statements and footnotes. Please see Exhibit A for the proposed format of the income statement.

* * *

Please contact Steven Slepian, Controller, at 703-709-6786 or Robert Geier, Assistant Controller - External Reporting, at 703-709-6716 if you have any further comments or questions.

Sincerely,

/s/ Steven L. Lilly
Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation

Exhibit A

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
For the Years Ended May 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income	$1,007,912	$1,030,853	$1,009,856
Interest expense	(962,656)	(926,790)	(928,215)

Net interest income	45,256	104,063	81,641

Provision for loan losses	(23,240)	(16,402)	(54,921)

Net interest income after provision for loan losses	22,016	87,661	26,720

Non-interest income
Rental and other income	2,398	5,645	5,764
Derivative cash settlements	67,603	63,044	110,087
Results of operations of foreclosed assets	15,492	13,024	2,592
Gain on sale of building and land	43,431	-	-

Total non-interest income	128,924	81,713	118,443

Non-interest expense
Salaries and employee benefits	(31,013)	(29,295)	(29,155)
Other general and administrative expenses	(21,076)	(19,581)	(17,001)
Recovery of guarantee liability	700	3,107	851
Derivative forward value	29,054	26,320	(229,132)
Foreign currency adjustments	(22,594)	(22,893)	(65,310)

Total non-interest expense	(44,929)	(42,342)	(339,747)

Income (loss) prior to income taxes, minority interest and cumulative change in accounting principle	106,011	127,032	(194,584)

Income taxes	(3,176)	(1,518)	(3,817)

Income (loss) prior to minority interest and cumulative effect of change in accounting principle	102,835	125,514	(198,401)

Minority interest	(7,089)	(2,540)	(1,989)

Income (loss) prior to cumulative effect of change in accounting principle	95,746	122,974	(200,390)

Cumulative effect of change in accounting principle	-	-	22,369

Net income (loss)	$95,746	$122,974	$(178,021)

Exhibit B

(n) Interest Income

Interest income includes the following for the years ended May 31:

(in thousands)	2006	2005	2004
Interest on long-term fixed rate loans (1)	$759,978	$722,648	$768,457
Interest on long-term variable rate loans (1)	153,253	206,343	169,957
Interest on short-term loans (1)	57,636	38,688	37,510
Interest on investments (2)	10,391	3,214	970
Conversion fees (3)	14,444	17,597	23,783
Make-whole and prepayment fees (4)	5,270	36,440	1,876
Commitment and guarantee fees (5)	6,631	5,671	6,647
Other fees (6)	309	252	656
Total interest income	$1,007,912	$1,030,853	$1,009,856

(1) Represents interest income on loans to members.
(2) Represents interest income on the investment of cash.
(3) Conversion fees are deferred and recognized using the interest method over the remaining term of the original loan interest rate pricing term, except for a small portion of the total fee charged to cover administrative costs related to the conversion which is recognized immediately.
(4) Make-whole and prepayment fees are charged for the early repayment of principal in full and recognized when collected.
(5) Commitment fees for RTFC loan commitments are, in most cases, refundable on a prorata basis according to the amount of the loan commitment that is advanced. Such refundable fees are deferred and then recognized on a prorata basis based on the portion of the loan that is not advanced prior to the expiration of the commitment. Commitment fees on CFC loan commitments are not refundable and are billed and recognized based on the unused portion of committed lines of credit. Guarantee fees are charged based on the amount, type and term of the guarantee. Guarantee fees are deferred and amortized using the straight-line method into interest income over the life of the guarantee.
(6) Other fees include late payment fees charged on late loan payments and recognized when collected and other fees associated with syndication of loans that are deferred and amortized using the straight-line method. Additionally, other fees include loan origination fees that are deferred and amortized over the life of the facility as an addition to interest income using the straight-line method which approximates the interest method.

(o)	Interest Expense

Interest expense includes the following for the years ended May 31:

(in thousands)	2006	2005	2004
Interest expense - commercial paper and BID notes (1)	$136,814	$89,001	$33,934
Interest expense - medium-term notes (1)	391,446	399,973	418,681
Interest expense - collateral trust bonds (1)	271,980	314,873	349,048
Interest expense - subordinated deferrable debt (1)	45,349	41,268	40,206
Interest expense - subordinated certificates (1)	45,187	44,697	44,485
Interest expense - long-term private debt (1)	51,661	4,828	5,223
Debt issuance costs (2)	7,755	12,456	18,263
Derivative cash settlements, net (3)	3,227	8,064	8,682
Bank, dealer and trustee fees (4)	8,606	11,033	9,080
Other fees (5)	631	597	613
Total interest expense	$962,656	$926,790	$928,215

(1) Represents interest expense and the amortization of discounts on the debt security.
(2) Includes amortization of all deferred charges related to debt issuance, principally underwriter's fees, legal fees, printing costs and comfort letter fees. Amortization is calculated on the effective interest method. Also includes issuance costs related to dealer commercial paper and debt issuance costs fully amortized as part of the early retirement of debt.
(3) Represents the net cost related to swaps that qualify for hedge accounting treatment plus the accrual from the date of the last settlement to the current period end.
(4) Includes various fees related to funding activities, including fees paid to banks participating in the Company's revolving credit agreements and fees paid under bond guarantee agreements with RUS as part of the Rural Economic Development Loan and Grant ("REDLG") program. Fees are recognized as incurred or amortized on a straight-line basis over the life of the respective agreement.
(5) Represents fees associated with NCSC's consumer loan program and other fees.